July 31, 2017

TSX: SAM

Starcore Reports Year End 2017 Results

Vancouver, B.C. – Starcore International Mines Ltd. (the “Company”) has filed the results for the year end dated April 30, 2017 for the Company and its mining operations. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

Financial Highlights for the year ending April 30, 2017 (audited):

•	Cash and short-term investments on hand is $9.6 million at April 30, 2017;
•	Cash per issued and outstanding share of $0.195;
•	Gold and silver sales of $27.2 million;
•	Net income of $7.2 million, or $0.15 per share;
•	EBITDA(1) of $3,487;

The following table contains selected highlights from the Company’s audited consolidated statement of operations for the year ended April 30, 2017 and nine months ended April 30, 2016:

(in thousands of Canadian dollars)(audited)	Year ended April 30, 2017	Nine months ended April 30, 2016
Revenues	$ 27,228	$ 20,326
Cost of Sales	(26,402)	(18,807)
Earnings from mining operations	826	1,519
Administrative Expenses Gain on Sale of San Pedrito Income tax recovery	(3,593) 7,128 2,861	(3,963) - 2,639
Net income	$ 7,222	$ 195
(i) Income per share – basic	$ 0.15	$ 0.00
(ii) Income per share – diluted	$ 0.15	$ 0.00

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Reconciliation of Net income to EBITDA(1)
(in thousands of Canadian dollars) (Unaudited)	Year Ended April 30, 2017	Nine months ended April 30, 2016
Net Income	$ 7,222	$ 195
Sale of San Pedrito	(7,128)	-
Income tax recovery	(2,861)	(2,639)
Interest	626	387
Depreciation and depletion	5,628	4,784
EBITDA	$ 3,487	$ 2,727
EBITDA MARGIN(2)	12.8%	13.4%

(1)	EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.
(2)	EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the year ended April 30, 2017:

•	Equivalent gold production of 15,159 ounces;
•	Mine operating cash cost of US$969/EqOz;

•         All-in sustaining costs of US$1,112/EqOz;

The following table is a summary of mine production statistics for the San Martin mine three and twelve months ended April 30, 2017 and for the previous twelve months ended April 30, 2016:

	Unit of measure	Actual results for 3 months ended April 30, 2017	Actual results for 12 months ended April 30, 2017	Actual results for 12 months ended April 30, 2016
Production of Gold in Dore	thousand ounces	3.2	14.2	16.6
Production of Silver in Dore	thousand ounces	14.2	66.1	97.3
Equivalent ounces of Gold	thousand ounces	3.4	15.2	17.9

Silver to Gold equivalency ratio		69.6	70.2	75.3
Gold grade	grams/tonne	1.82	1.97	1.97
Silver grade	grams/tonne	13.6	16.1	18.5
Gold recovery	percent	81.9%	81.5%	85.4%
Silver recovery	percent	49.7%	46.5%	53.2%
Milled	thousands of tonnes	65.8	275.1	306.9
Operating Cost per tonne milled	US dollars/tonne	58	53	49
Operating Cost per Equivalent ounce	US dollars/ounces	1,129	969	847

“The mine has returned to normal tonnage and metal production under interim COO Ralf Kleine. Our very strong cash position and balance sheet coupled with the ramping up of our Altiplano processing facility will open us to opportunities to potentially increase production.” reported Robert Eadie, President of the Company.

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About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiaries, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico, and Altiplano Gold Silver, S.A. de C.V., which operates the newly commissioned Altiplano Concentrate Processing Plant located in Matehuala, Mexico. The Company is a public reporting issuer on the Toronto Stock Exchange. The Company is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. The Company has interests in properties which are exclusively located in North America.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA EVAN EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936 Telephone: (416) 640-1936

Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.